Exhibit 99.31

CREAM MINERALS LTD.

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2011, 2010 and 2009

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of

Cream Minerals Ltd.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Cream Minerals Ltd., which comprise the consolidated balance sheets as at March 31, 2011 and 2010 and the consolidated statements of operations, comprehensive loss, shareholders’ equity (deficiency) and cash flows for each of the three years ended March 31, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Cream Minerals Ltd. as at March 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years ended March 31, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

Vancouver, Canada                                                                                                                                   “Morgan & Company”

July 26, 2011                                                                                                                                               Chartered Accountants

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

(expressed in Canadian dollars, unless otherwise stated)

	March 31,
	2011	2010

Assets

Current assets
Cash	$ 448,109	$ 228,106
Short-term investments	4,336,906	--
Accounts receivable and prepaid expenses	86,544	119,085
	4,871,559	347,191

Accounts receivable, related parties (Note 9(a))	64,000	--
Mineral property interests (Note 3)	483,605	454,853
Foreign value-added taxes recoverable (Note 4)	134,255	139,556
Equipment (Note 5)	53,015	3,934
Investments (Note 6)	8,184	4,613
Deferred finance costs	--	18,692
Reclamation deposits (Note 7)	18,000	18,000

	$ 5,632,618	$ 986,839

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 252,234	$ 538,584
Accounts payable, related parties (Note 9)	194,026	1,751,087
	446,260	2,289,671
Shareholders’ equity (deficiency)
Share capital (Note 8)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 149,464,345 (March 31, 2010 – 64,716,988) common shares	32,053,685	24,596,256
Share subscriptions	--	873,475
Warrants	2,922,556	170,613
Contributed surplus	4,035,325	2,276,786
Accumulated other comprehensive loss	(23,522)	(27,093)
Deficit	(33,801,686)	(29,192,869)
	5,186,358	(1,302,832)
	$ 5,632,618	$ 986,839

Going concern and nature of operations (Note 1)

Subsequent events (Note 16)

See accompanying notes to consolidated financial statements.

Approved on behalf of the board of directors

/s/Michael O’Connor

/s/Robin Merrifield, C.A.(S.A.)

Director

Director

CREAM MINERALS LTD

(an exploration stage company)

Consolidated Statements of Operations

(expressed in Canadian dollars, unless otherwise stated)

	For the years ended March 31,
	2011	2010	2009

Expenses
Amortization	$ 865	$ 865	$ 661
Exploration costs (Note 17)	1,702,150	379,073	952,989
Finance costs (Note 9)	32,428	35,579	29,646
Foreign exchange (gains) / losses	14,438	(22,860)	20,525
Legal, accounting and audit	109,125	99,981	82,593
Unsolicited take-over bid expenses (Note 3)	524,212	--	--
Management and consulting fees (Note 9(b,d))	30,000	30,000	120,000
Office and administration	169,200	162,101	173,731
Salaries and benefits	381,433	230,693	193,118
Shareholder communications	297,859	143,990	252,965
Stock-based compensation	1,339,990	2,081	212,986
Travel and conferences	7,886	1,998	5,372
Write-down of mineral property acquisition costs (Note 3(d))	12,806	227,196	418,312
Interest income	(13,575)	(4,658)	(620)
	4,608,817	1,286,039	2,462,278
Loss before income taxes	(4,608,817)	(1,286,039)	(2,462,278)
Future income tax recovery (Note 11)	--	21,137	65,702
Net loss for the year	(4,608,817)	(1,264,902)	(2,396,576)

Net loss per common share, basic and diluted	$ (0.06)	$ (0.02)	$ (0.05)

Weighted average number of common shares outstanding – basic and diluted	74,757,958	64,681,207	52,370,459

Consolidated Statements of Comprehensive Loss

	For the years ended March 31,
	2011	2010	2009

Net loss for the year before other comprehensive loss	$ (4,608,817)	$ (1,264,902)	$ (2,396,576)
Unrealized gain/(loss) on investments	3,571	1,761	(21,917)
Comprehensive loss for the year	$ (4,605,246)	$ (1,263,141)	$ (2,418,493)

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity (Deficiency)
Years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

	Common Shares Without Par Value		Share subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehen-sive Loss	Deficit	Total Shareholders’ Equity (Deficiency)
	Shares	Amount
Balance, March 31, 2008	47,921,073	23,776,948	--	402,443	1,431,756	(6,937)	(25,531,391)	72,819
Private placements, less share issue costs	16,113,835	825,937	--	379,956	--	--	--	1,205,893
Finders’ shares	172,080	40,290	--	--	--	--	--	40,290
Agents’ fees	340,000	17,000	--	--	--	--		17,000
Warrants expired, unexercised	--	--	--	(210,599)	210,599	--	--	--
Mineral property interests
Wine claims	100,000	15,000	--	--	--	--	--	15,000
Future income tax on flow-through shares	--	(65,702)	--	--	--	--	--	(65,702)
Stock-based compensation	--	--	--	--	232,883	--	--	232,883
Unrealized loss on investments for the year	--	--	--	--	--	(21,917)	--	(21,917)
Net loss for the year	--	--	--	--	--	--	(2,396,576)	(2,396,576)
Balance, March 31, 2009	64,646,988	24,609,473	--	571,800	1,875,238	(28,854)	(27,927,967)	(900,310)
Warrants exercised	30,000	4,720	--	--	(1,720)	--	--	3,000
Warrants expired, unexercised	--	--	--	(401,187)	401,187	--	--	--
Share subscriptions	--	--	873,475	--	--	--		873,475
Mineral property interests	--	--	--	--	--	--
Blueberry claims	40,000	3,200	--	--	--	--	--	3,200
Future income tax on flow-through shares	--	(21,137)	--	--	--	--	--	(21,137)
Stock-based compensation	--	--	--	--	2,081	--	--	2,081
Unrealized gain on investments for the year	--	--	--	--	--	1,761	--	1,761
Net loss for the year	--	--	--	--	--	--	(1,264,902)	(1,264,902)
Balance, March 31, 2010	64,716,988	24,596,256	873,475	170,613	2,276,786	(27,093)	(29,192,869)	(1,302,832)
Private placement, net of share issue costs	60,463,214	3,923,200	(873,475)	2,964,974	--	--	--	6,014,699
Finders’ shares issued	144,000	12,960	--	--	--	--	--	12,960
Warrants exercised	23,680,143	3,464,469	--	(198,455)		--	--	3,266,014
Warrants expired, unexercised	--	--	--	(14,576)	14,576			--
Mineral property interests
Blueberry claims	40,000	6,400	--	--	--	--	--	6,400
Options exercised	420,000	50,400	--	--	(36,851)	--	--	13,549
Stock-based compensation	--	--	--	--	1,780,814	--	--	1,780,814
Unrealized gain on investments for the year	--	--	--	--	--	3,571	--	3,571
Net loss for the year	--	--	--	--	--	--	(4,608,817)	(4,608,817)
Balance, March 31, 2011	149,464,345	$ 32,053,685	$ --	$ 2,922,556	$ 4,035,325	$(23,522)	$ (33,801,686)	$ 5,186,358

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars, unless otherwise stated)

	For the years ended March 31,
	2011	2010	2009
Cash provided by (used for)
Operating activities
Net loss for the year	$ (4,608,817)	$ (1,264,902)	$ (2,396,576)
Items not affecting cash
Amortization	2,530	7,624	7,814
Write-off of exploration assets included in site activities	--	--	161,270
Stock-based compensation	1,780,814	2,081	232,883
Sale of equipment in Sierra Leone	--	(6,393)	--
Foreign exchange	1,139	16,082	15,016
Non-cash finance and administration costs	(44,455)	35,579	29,646
Write-down of mineral property interests	12,806	227,196	418,312
Future income tax recovery	--	(21,137)	(65,702)
Changes in non-cash working capital
Accounts receivable and prepaid expenses	(31,459)	(87,932)	44,020
Interest on short term investments Accounts payable and accrued liabilities	(11,906) (267,459)	-- 56,704	-- 185,345
Accounts payable, related parties	(384,476)	--	--
	(3,551,283)	(1,035,098)	(1,367,972)
Investing activities
Mineral property interests
Acquisition costs	(46,821)	(81,125)	(135,006)
Foreign value-added taxes recoverable	4,162	21,156	(8,256)
Short term investments	(4,325,000)	--	--
Deferred finance costs	--	(8,840)	--
Equipment acquisitions	(49,946)	--	(14,019)
Proceeds from disposal of equipment	--	6,393	68,083
	(4,417,605)	(62,416)	(89,198)
Financing activities
Due to related parties	(1,128,131)	264,378	365,460
Share subscriptions received	--	873,475	--
Issuance of common shares	9,317,022	3,000	1,263,183
	8,188,891	1,140,853	1,628,643

Cash
Increase (decrease) during the year	220,003	43,339	171,473
Balance, beginning of year	228,106	184,767	13,294
Balance, end of year	$ 448,109	$ 228,106	$ 184,767

Supplementary cash flow information (Note 12)

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

1.

Going concern and nature of operations

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico and Canada.

The Company’s continuing operations and underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.

The Company had a loss of $4,608,817 for the year ended March 31, 2011, and the Company had a working capital surplus, defined as current assets less current liabilities, as at March 31, 2011, of $4,425,299 (March 31, 2010 – deficiency of $1,942,480), with an accumulated deficit of $33,801,686  (March 31, 2010 - $29,192,869).

The consolidated financial statements for the years ended March 31, 2011, 2010 and 2009, have been prepared on the basis of accounting principles applicable to a going concern.  This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements.  The Company has incurred operating losses since inception, has no source of operating cash flow, minimal interest income from term investments, and there can be no assurances that sufficient funding, including adequate financing will always be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company.  The ability of the Company to arrange additional financing in the future depends in part, of the prevailing capital market conditions and mineral property exploration and development success.

2.

Significant accounting policies

(a)

Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All intercompany balances and transactions are eliminated on consolidation.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses and expenditures during the reporting period.  Significant areas requiring the use of management estimates may include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization, valuation of stock-based compensation, valuation of warrants and foreign value added taxes recoverable, and future income taxes.  Actual results could differ from those estimated.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(c)

Cash

Cash includes cash on hand.

(d)

Short-term investments

Short-term investments comprise of investments in guaranteed investment certificates due to mature within one year from the date of initial acquisition are classified as held-for-trading and recorded at fair value with realized and unrealized gains and losses reported in the consolidated statements of operations.

(e)

Mineral property interests

Mineral property acquisition costs are recorded at cost.  When shares are issued as part of mineral property costs, they are valued at the closing share price on the date of issuance.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.  Mineral property exploration costs are expensed until the property reaches the development stage.  Once the property reaches the development stage, accumulated costs will be capitalized and amortized over the estimated useful life of the property following commencement of commercial production based on units of production.  Capitalized costs will be written off if a property is sold, allowed to lapse, abandoned or determined to be impaired.  Option payments received are treated as a reduction of the carrying value of the related mineral property interest until the Company’s option and/or royalty payments received are in excess of costs incurred and then are credited to operations.

The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

(f)

Investments and comprehensive income

Investments other than derivatives are classified as available-for-sale, and are measured at fair value, where applicable, or at an estimate of fair value.  Resulting unrealized gains net of applicable future income taxes, or losses, are reflected in other comprehensive income while realized gains, net of income taxes, or losses are included in the consolidated statement of operations.  Unrealized gains and losses are recognized directly in other comprehensive income, except for other than temporary impairment losses, which are recognized in the statement of operations.  Investments are reviewed on a regular basis to determine whether there has been a decline in value that is other than temporary.  For the purpose of measuring any decline in value, the Company takes into account many facts related to each investment as well as all the factors that encompass, without being inclusive, a significant or prolonged decline in fair value, important financial distress of the issuer, a breach of contract, an increasing risk of issuer's bankruptcy, and disappearance of an active market for the financial asset concerned. If the decline in fair value is judged to be other than temporary, the cost basis of the individual security will be written down to fair value as a new cost basis and the amount of the write-down shall be included in the statement of operations.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(g)

Financial Instruments and Risk Management

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified cash and reclamation bonds as held for trading.  Investments in marketable securities are classified as available for sale.  Due from related parties is classified as loans and receivables.  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Financial instruments are exposed to credit, liquidity and market risks.  Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  Liquidity risks is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities.  Market risk is that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Credit risk and liquidity risk on amounts due to creditors and amounts due from/to related parties were significant to the Company’s balance sheet.  The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities.  The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of silver and gold in particular.  To mitigate this market risk, management of the Company actively pursues a diversification strategy with property holdings.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(h)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over the estimated economic lives of the various classes of equipment ranging from three to five years.

(i)

Impairment of long-lived assets

Long-lived assets include mineral properties and equipment. The Company periodically evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimated future cash flows resulting from the use of an asset and its eventual disposition is less than its carrying amount.

A mining enterprise in the exploration stage is not obliged to conclude that capitalized acquisition costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the exploration stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions for impairment write-down. The conditions include unfavourable exploration results and significant unfavourable economic, legal, regulatory, environmental, political and other factors. In addition, management’s development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount.

(j)

Income taxes

Future income taxes are calculated using the asset and liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  If realization of future tax assets is not considered more likely than not, a valuation allowance is provided.

(k)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets, or expenses it during the exploration stage.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  As at March 31, 2011 and 2010, the Company has determined that it has no asset retirement obligations.

(l)

Translation of foreign currencies

The financial position and results of the Company’s integrated foreign operations have been translated into

Canadian funds using the temporal method as follows:

i) Monetary items, at the rate of exchange prevailing at the consolidated balance sheet date;

ii) Non-monetary items, at the historical rate of exchange; and

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

iii) Exploration and administration costs, at the average rate during the year in which the transaction occurred.

Gains and losses arising on currency translation are included in operations for the year.

(m)

Stock-based compensation and warrants

The Company accounts for stock options and warrants at fair value and in accordance with established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.  Compensation expense for options granted to employees is determined based on estimated fair values of the options at the time of grant using the Black-Scholes (“B-S”) option pricing model.  The fair value of the options is recognized over the vesting period of the options granted as stock-based compensation expense in the statement of operations.  Proceeds arising from the exercise of stock options are credited to share capital.  For directors and employees, the fair value of the options is measured at the date of grant.  For others, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  Warrants issued are recorded at estimated fair values using the B-S option pricing model.  If and when the stock options or warrants are ultimately exercised, the applicable amounts of contributed surplus or warrant values are transferred to share capital.  Unexercised and expired values will be recorded as contributed surplus.

(n)

Net loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year.  Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity.

In a loss year, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share is the same.  In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the year.

(o)

Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal amount of qualifying Canadian resource expenditures.  In accordance with CICA Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.  At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

2.

Significant accounting policies (continued)

(p)

Recent accounting pronouncements

(i)

Business combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations.  Section 1582 establishes principles and requirements of the acquisition method and related disclosures.  In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replaces the existing guidance.  Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.  The Company has adopted these standards on April 1, 2010 with no impact on its consolidated financial statements.

(ii)

International Financial Reporting Standards(“IFRS”)

In 2006, the Accounting Standards Board (”AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for publicly accountable enterprises to use IFRS, replacing Canada’s own GAAP.  The Company will adopt these standards on April 1, 2011.  The Company has begun, but not completed, its assessment of the adoption of IFRS for fiscal 2012.

3.

Mineral property interests

Detailed exploration expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 17.  Property payments made on the Company’s mineral property interests during the years ended March 31, 2011 and 2010, are included in the following property descriptions.

Year ended March 31, 2011	Opening Balance	Incurred	Write-downs	Closing Balance
Nuevo Milenio, Mexico (a)	--	--	--	--
Goldsmith and other properties, BC (b)	188,903	24,334	--	213,237
Manitoba Properties, Manitoba (c)	253,967	16,400	--	270,367
Kaslo Silver Property, BC (d)	11,983	824	(12,806)	1
Las Habas, Mexico (e)	--	--	--	--
Total Acquisition Costs	$ 454,853	$ 41,558	$ (12,806)--	$ 483,605

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

3.

Mineral property interests (continued)

Year ended March 31, 2010	Opening Balance	Incurred	Write-downs	Closing Balance
Casierra Property, Sierra Leone	$ 1	$ 25,466	$ (25,467)	$ --
Nuevo Milenio, Mexico	--	--	--	--
Goldsmith and other properties, British Columbia	349,342	20,560	(180,999)	188,903
Manitoba Properties, Manitoba	227,221	26,746	--	253,967
Kaslo Silver Property, British Columbia	11,160	823	--	11,983
Nacaral, Mexico	--	20,730	(20,730)	--
Total Acquisition Costs	$ 587,724	$ 94,325	$ (227,196)	$ 454,853

The Company has capitalized $483,605 (March 31, 2010 – $454,853) in acquisition costs on its mineral property interests.  The Company is in the exploration stage on its mineral property interests and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At March 31, 2011, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

The Company completed an impairment assessment for each of its mineral property interests for the years ended March 31, 2011, 2010 and 2009.  Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded and completed.  It is management’s opinion that the carrying value of its properties is supported by recent exploration expenditures in excess of the properties’ carrying values and the Company’s near-term exploration plans.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant measurement uncertainty and judgments.

(a)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Project (“Nuevo Milenio” or the “Project”), located in Nayarit, Mexico.  Nuevo Milenio was written down to nil when the Company retrospectively changed its accounting policy for exploration expenditures.  Prior to the year ended March 31, 2009, the Company capitalized all costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capital costs were not considered to be economically recoverable.  Since the change in policy, exploration expenditures have been charged to earnings as they are incurred until the mineral property interest reaches the development stage. This change caused a restatement in Nuevo Milenio’s balance for the March 31, 2007 and 2008 year ends.

The Company entered into discussions with several silver exploration and silver mining companies with respect to Nuevo Milenio.  On October 14, 2010, the Company received a formal offer  from Minco Silver Corporation (“Minco”) for the acquisition of up to a 70% interest in the Nuevo Milenio property.  On December 7, 2010, the Company declined entering into an option agreement with Minco and agreed to reimburse Minco for costs associated with the completion of due diligence on Nuevo Milenio.  A settlement fee of $150,000 was paid to Minco.  Minco agreed to provide to Cream all data accumulated during the due diligence process.

On October 4, 2010, Endeavour Silver Corp. (“Endeavour”) announced an unsolicited take-over bid to the Company’s shareholders whereby Endeavour offered to purchase all of the issued and outstanding shares of the Company.  Endeavour allowed their offer to expire on December 6, 2010.  The total costs relating to the take-over bid, including the $150,000 paid to Minco, amounted to $524,212.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

3.

Mineral property interests (continued)

(b)

Goldsmith and other properties, British Columbia, Canada

The Company holds a 100% interest in the Goldsmith property and an option to acquire 100% of the Lucky Jack property, both comprising the Goldsmith property located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totaling $110,000 (paid) over six years.  An amendment to the final payment of $20,000 due on the Goldsmith Property was made, extending the April 2010 payment for four monthly payments of $5,000, commencing June 26, 2010, with the final payment due on September 26, 2010.  During the year ended March 31, 2010, the Lucky Jack option agreement was written down by $180,999 to a nominal carrying value of $1, as no significant exploration was carried out.  The optionors retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each, upon commencement of commercial production or earlier.

(c)

Manitoba Properties

(i)

Stephens Lake Property

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), (the “Companies”), a 75% interest in two staked claims, the Trout and Trout 1 claims.  In previous years the other claims had been written off, and the Trout claim group had been written down to a nominal carrying value of $1, as no exploration programs were planned.

(ii)

Wine Claims

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company earned its interest by making payments totaling $105,000 and issuing 200,000 common shares over a 48-month period.  The Company incurred exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property is  subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(iii)

Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 30 km north-east of Flin Flon, Manitoba.  The option agreement provides for a total cash payment of $100,000 ($20,000 paid) and issuance of 400,000 common shares (80,000 common shares issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 common shares on regulatory approval and 40,000 common shares on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

The Company must incur cumulative exploration expenditures totalling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.  The total incurred to date is $150,176.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

3.

Mineral property interests (continued)

(d)

Kaslo Silver Property, Kaslo, British Columbia, Canada

(i)

Bismark Claims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns (“NSR”) royalty of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility study.

(iii)

Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

Interest on the Kaslo Silver Property has been written down by $12,806 to a nominal carrying value of $1, as no significant exploration was carried out.

(e)

Las Habas Property, Mexico

On April 30, 2010, the Company signed a letter of intent (“LOI”), optioning the Las Habas Project, comprised of 336 hectares located in the State of Sinaloa, Mexico.  The LOI was for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010, the Company filed an application to denounce (stake) approximately 700 hectares adjoining the Las Habas property.  The newly denounced land package is located to the west of, and adjoins the Las Habas Project.  The denouncement would increase Cream’s land holdings in the area to 1036 ha (10.36 km2), subject to the issuance of title to the land.  The LOI has lapsed as of the date of this report as the optionor has not been able to demonstrate valid title to the Las Habas property.  In addition issuance of title to the adjoining 700 Ha’s is pending Government approval.  Consequently the Company has elected not to proceed with the Las Habas Project.

4.    Foreign value-added taxes recoverable

The foreign value-added taxes recoverable relates to value-added taxes paid on the purchase of goods and services in Mexico. These amounts are presented as a long-term asset as the Mexican authorities take longer than one year to verify the recoverable amounts and issue refunds.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

5.

Equipment

	March 31, 2011			March 31, 2010
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Vehicles	$ 76,263	$ 25,535	$ 50,728	$ 36,597	$ 34,936	$ 1,661
Office equipment	1,150	919	231	1,059	680	379
Computer equipment	11,706	9,650	2,056	13,343	11,449	1,894
	$ 89,119	$ 36,104	$ 53,015	$ 50,999	$ 47,065	$ 3,934

6.     Investments

March 31, 2011	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	20,000	$ 30,000	$ (23,800)	$ 6,200
Abitibi Mining Corp.	7,000	210	(118)	92
Mercator Minerals Ltd.	504	698	995	1,693
Emgold Mining Corporation	200	480	(453)	27
Sultan Minerals Inc.	2,630	316	(146)	170
		31,704	(23,522)	8,182
Non-public companies:
Terra Gaia Inc.	100,000	1	--	1
Quorum Management and Administrative Services Inc. (Note 9 (a))	1	1	--	1
		$ 31,706	$ (23,522)	$ 8,184

March 31, 2010	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	20,000	$ 30,000	$ (27,100)	$ 2,900
Abitibi Mining Corp.	7,000	210	35	245
Mercator Minerals Ltd.	504	698	587	1,285
Emgold Mining Corporation	200	480	(430)	50
Sultan Minerals Inc.	2,630	316	(185)	131
		31,704	(27,093)	4,611
Non-public companies:
Terra Gaia Inc.	100,000	1	--	1
Quorum Management and Administrative Services Inc.	1	1	--	1
		$ 31,706	$ (27,093)	$ 4,613

The Company’s investments are available-for-sale financial instruments and are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

6.     Investments (continued)

Terra Gaia Inc. and Quorum Management and Administrative Services Inc. (“Quorum”), are private companies.  The Company wrote down its investment in Terra Gaia to a nominal value of $1 at March 31, 2006.

7.    Reclamation deposits

Prior to the commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  The Company has no contractual liabilities or existing obligations arising from environmental or reclamation costs.

8.    Share capital

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

149,464,345 common shares

During the year ended March 31, 2011, the Company completed:

(a)

a private placement of a total of 22,963,214 units at a price of $0.07 per unit for gross proceeds of $1,607,425.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $0.10 for a period of 12 months from the date of issue of the warrant and at a price of $0.15 for the remaining 12-month period.  The relative fair value of the warrants issued were estimated at $659,782 using the following assumptions: weighted average risk free interest rates – 1.15% to 1.98%; volatility factors of 94% to 131%, adjusted for hold periods and expected exercises, with and an expected life of two years.  The value allocated to each of the warrants was $0.03.

Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to shareholders, and payable at their election in cash or units of the Company or a combination thereof.  Cash commissions of $59,185 were paid, and a total of 144,000 finder's units were issued.  The finder's units have the same terms as the units.  Units issued as finders’ fees were recorded at the stock price on the day of completion of the financing at $0.09.  If the Company's common shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice.

(b)

a private placement of 37,500,000 units at $0.16 per unit for aggregate gross proceeds to the Company of $6,000,000.  Each unit consisted of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.24 until December 21, 2012.  Provided that if after four months and one day following the closing date, the common shares of the Company close on the TSX Venture Exchange at a price in excess of $0.60 per common share for 20 consecutive days, the Company will be able to accelerate the expiry of the warrants to the date that is 30 days after notice of the new expiry date is provided to the holders of the warrants.  The relative fair value of the warrants issued were estimated at $2,073,168 using the following assumptions: weighted average risk free interest rate – 1.64%; volatility factor of 102.24%, adjusted for hold periods and expected exercises, with an expected life of 2 years.  The value allocated to each of the warrants was $0.06.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

8.    Share capital (continued)

Compensation of $480,000 was paid for finders’ fees to certain eligible arms-length parties and 3,750,000 finders’ warrants were issued.  Each finder’s warrant entitles the warrant holder to acquire one common share and warrant at a price of $0.16 until December 21, 2012.  The warrant entitles the holder to acquire an additional warrant at a price of $0.24 until December 21, 2012.  The finder’s warrants were recorded at a value of $755,565, using the following assumptions: volatility rates of 97.46% to 102.24%; an expected life of 2 years; and risk-free rates of 1.33% - 1.64%.

Stock options

The Company has a 10% rolling stock option plan for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 14,946,435 common shares under the plan at March 31, 2011.  At March 31, 2011, 9,906,500 (March 31, 2010, 4,851,500) stock options had been granted and are outstanding, exercisable for up to five years.  The Company’s stock option plan provides for immediate vesting or vesting at the discretion of the Board at the time of the option grant.  Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

2011

On March 4, 2011, the Company granted 6,575,000 stock options at an exercise price of $0.38 per share, exercisable until March 4, 2016.  The fair value of the stock options granted was estimated on the date of the grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 2.7%; expected life in years – 5.0, and expected volatility of 104%.  The fair value per option at the time of the grant was $0.29.

2010

No stock options were granted in the year ended March 31, 2010.

2009

On October 17, 2008, the Company granted 150,000 stock options for investor relations services at a price of $0.30 per share, exercisable until October 17, 2013.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following assumptions:  risk free interest rate – 2.7%; expected life in years – 3.6, and expected volatility of 91%.  The fair value per option at the time of grant was $0.07.  On March 13, 2009, the stock options were cancelled, unexercised.

On December 4, 2008, the Company granted 150,000 stock options for investor relations services at a price of $0.50 per share, exercisable for until December 4, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following assumptions:  risk free interest rate – 4.18%; expected life in years – 5.0, and expected volatility of 93%.  The fair value per option at the time of grant was $0.30.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

8.    Share capital (continued)

On February 12, 2009, the Company granted 2,190,000 stock options to directors, officers, employees and consultants at a price of $0.12 per share, exercisable until February 12, 2014.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following assumptions:  risk free interest rate – 1.9%; expected life in years – 4.0, and expected volatility of 108%.  The fair value per option at the time of grant was $0.09.

A summary of the fair value of stock options granted during the years using the B-S option-pricing model with assumptions is as follows:

	Years ended March 31,
	2011	2010	2009
Risk free interest rate	2.7%	--	1.9% to 2.7%
Expected life (years)	5.0	--	3.6 to 5.0
Expected volatility	104%	--	91% to 108%
Fair value per option granted	$0.29	--	$0.07 to $0.30

The following table summarizes information on stock options outstanding at March 31, 2011:

Exercise Price	Number Outstanding	Average Remaining Contractual Life
$0.53	310,000	0.83 years
$0.50	1,211,500	1.05 years
$0.50	150,000	1.68 years
$0.12 $0.38	1,660,000 6,575,000	2.87 years 4.93 years
	9,906,500	3.93 years

A summary of the changes in stock options for the year ended March 31, 2011, 2010 and 2009, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2008	5,349,900	$0.50
Granted	2,340,000	$0.13
Expired, unexercised	(957,300)	$0.54
Cancelled and forfeited	(1,305,000)	$0.69
Balance, March 31, 2009	5,427,600	$0.29
Expired, unexercised	(416,100)	$0.30
Cancelled and forfeited	(160,000)	$0.36
Balance, March 31, 2010	4,851,500	$0.29
Granted Exercised	6,575,000 (420,000)	$0.38 $0.12
Expired	(715,000)	$0.17
Forfeited	(385,000)	$0.45
Balance, March 31, 2011	9,906,500	$0.36
Vested and exercisable at March 31, 2011	9,306,500	$0.36

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

8.    Share capital (continued)

Share purchase warrants

As at March 31, 2011, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
8,407,071	$0.10/$0.15	April 13, 2011/12
41,250,000	$0.24	December 22, 2012
3,750,000	$0.16	December 22, 2012
53,407,071

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2008	2,768,890	$0.53
Expired, unexercised	(1,250,000)	$0.50
Forfeited	(2,000,000)	$0.10
Issued	16,641,915	$0.13
Balance, March 31, 2009	16,160,805	$0.17
Exercised	(30,000)	$0.10
Expired, unexercised	(6,296,405)	$0.28
Balance, March 31, 2010	9,834,400	$0.20
Issued	68,107,214	$0.19
Exercised	(23,680,143)	$0.19
Expired	(854,400)	$0.20
Balance, March 31, 2011	53,407,071	$0.22

9.    Related party transactions and balances

Services rendered in the years ended March 31,	2011	2010	2009
Quorum Management and Administrative Services Inc. (a)	$ 529,434	$ 405,026	$ 387,673
Consulting (d, f)	30,000	30,000	30,000
Geological Consulting (e)	141,838	52,299	US$120,000
Lang Mining Corporation (b)	--	--	90,000
Directors	32,500	--	--
Finance costs (c)	19,545	21,282	29,646

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

9.    Related party transactions and balances (continued)

Balances at:	2011	2010
Balances payable/(receivable) to (g):
Quorum Management and Administrative Services Inc. (a)	$ (23,925)	$ 276,333
Directors (e, h,)	153,951	232,564
Lang Mining Corporation (b)	--	94,500
Ainsworth Jenkins - Casierra project (c)	--	39,109
Mr. Frank A. Lang, interest bearing (c)	--	337,100
Mr. Frank A. Lang, advances (c)	--	720,000
Mr. Frank A. Lang, accrued interest (c)	--	44,272
Mr. Frank A. Lang, expenses payable	--	7,209
	$ 130,026	$ 1,751,087

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities sharing office space with the Company.  The Company has a one-third interest in Quorum.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang.  Lang Mining provided management services to the Company at a rate of $10,000 per month from November 1, 2006, while Mr. Lang was president of the Company.  At December 31, 2008, the fees were terminated until the financial situation of the Company stabilized and the provision of any future management fees was determined.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, previously held by the Company.

Pursuant to the terms of a loan agreement approved by the TSX Venture Exchange, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%) on an original loan balance of $700,000.  Interest was payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments were payable every ninety (90) days thereafter until the loan is repaid in full.

All debt owing to Mr. Lang was unsecured.  During the year ended March 31, 2010, Mr. Lang advanced $137,100 to the Company, with interest payable at 1% per month, with no specified terms of repayment.  Of these advances, $201,900 was applied to the private placement.  Mr. Frank A. Lang, a director and the Chairman of the Company, acquired 5,100,000 units in the April 2010 private placement for the subscription price of $357,000. During the year ended March 31, 2011 the Company repaid all debt owing to Mr. Lang and Lang Mining Corporation.

(d)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and is included in the net payable to Quorum.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

9.    Related party transactions and balances (continued)

(e)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(h)

Related parties participated in the April, 2010 private placement described in Note 8 – Share capital.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.    Segmented Information

Operating segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada and Mexico.  The majority of investment income is earned in Canada.  Segmented assets by geographical location are as follows:

Balance Sheet 2011	Canada	Mexico	Total
Assets
Current assets	$ 4,646,428	$ 225,131	$ 4,871,559
Long term assets	574,311	186,748	761,059
Total Assets	$5,220,739	$ 411,879	$ 5,632,618
Liabilities
Current liabilities	$ 267,178	$ 179,082	$ 446,260
Total liabilities	$ 267,178	$ 179,082	$ 446,260
Other information 2011
Capital additions	$ --	$ 49,946	$ 49,946
Depreciation and amortization	$ 865	$ 1,665	$ 2,530

Balance Sheet 2010	Canada	Mexico	Total
Assets
Current assets	$ 289,152	$ 58,039	$ 347,191
Long term assets	497,545	142,103	639,648
Total Assets	$ 786,697	$ 200,142	$ 986,839
Liabilities
Current liabilities	$2,181,835	$ 107,836	$ 2,289,671
Total liabilities	$2,181,835	$ 107,836	$ 2,289,671
Other information 2010
Depreciation and amortization	$ 1,102	$ 6,522	$ 7,624

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

10.    Segmented Information (continued)

Segmented expenses by geographical location are as follows:

2011	Canada	Mexico	Sierra Leone	Total
Exploration costs	$ 714,237	$ 987,913	$ --	$ 1,702,150
Other expenses	2,906,667	--	--	2,906,667
Total expenses	$3,620,904	$ 987,913	$ --	$ 4,608,817

2010	Canada	Mexico	Sierra Leone	Total
Exploration costs	$ 342,423	$ 36,650	$ --	$ 379,073
Other expenses	885,829	--	--	885,829
Total expenses	$1,228,252	$ 36,650	$ --	$1,264,902

2009	Canada	Mexico	Sierra Leone	Total
Exploration costs	$ 153,373	$ 334,845	$ 464,771	$ 952,989
Other expenses	1,443,587	--	--	1,443,587
Total expenses	$1,606,960	$ 334,845	$ 464,771	$2,396,576

11.    Income Taxes

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2011	2010	2009
Loss for the year	$ 4,608,817	$ 1,286,039	$ 2,462,000
Statutory tax rate	28.01%	29.63%	30.75%
Expected income tax recovery	1,291,000	381,000	757,000
Decrease to income tax recovery due to:
Non-deductible permanent differences	(552,000)	(131,000)	(75,000)
Losses not recognized	(823,000)	(180,000)	(607,000)
Other	84,000	(48,863)	(9,298)
Income tax recovery	$ --	$ 21,137	$ 65,702

The significant components of the Company’s future tax assets are as follows:

	2011	2010	2009
Mineral property interests and capital assets	$ 2,419,000	$ 2,390,000	$ 2,434,000
Share issue costs	130,000	21,000	27,000
Operating losses carried forward	2,553,000	1,840,000	1,795,000
Total future tax assets	5,102,000	4,251,000	4,256,000
Valuation allowance for future tax assets	(5,102,000)	(4,251,000)	(4,256,000)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $6,400,000 that may be available for tax purposes.  The losses expire as follows:

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

11.    Income Taxes (continued)

Expiry date	$
2014	405,000
2015	424,000
2026	564,000
2027	618,000
2028	928,000
2029	895,000
2030 2031	706,000 1,860,000
Total	6,400,000

In addition, the Company has Mexican non-capital losses carried forward of approximately $3,406,000 expiring at various dates until 2020, available to offset future Mexican-source income.

The Company has resource pools of approximately $9,980,000 to offset future taxable income.  The tax benefit of these amounts is available to be carried forward indefinitely.

12.    Supplementary cash flow information

Non-cash investing and financing transactions
	2011	2010	2009
Issuance of shares for mineral property interests	$ 6,400	$ 3,200	$ 15,000
Issuance of shares for finance and agent’s fee	$ 12,960	$ --	$ 57,290
Cash paid for interest	$ --	$ --	$ 20,665
Cash paid for income taxes	$ --	$ --	$ --

13.    Financial instruments and risk management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash is designated as held-for-trading and measured at fair value.  Accounts receivable are designated as loans and receivables and measured at amortized cost using the effective interest rate method.  Accounts payable and due to related parties are designated as other financial liabilities and measured at amortized cost using the effective interest rate method. The fair values of the Company’s accounts receivable and due from related parties approximate their carrying values at March 31, 2011, due to their short-term nature.

The following table presents the Company’s financial instruments, measured at fair value on the consolidated balance sheet as at March 31, 2011 and 2010 and categorized into levels of the fair value hierarchy:

		March 31, 2011		March 31, 2010
		Carrying	Fair	Carrying	Fair
	Level	value	Value	value	value
Cash (a)	1	$448,109	$448,109	$228,106	$228,106
Short-term investments (a)	2	$4,336,906	4,336,906	$—	$—
Investments – public companies (b)	1	$8,182	8,182	$4,611	$4,611
Investments – private companies	3	$2	2	$2	$2
Accounts payable and accrued liabilities (a)	2	$252,234	$252,234	$538,584	$538,584
Due to related parties (a)	2	$130,026	$130,026	$1,751,087	$1,751,087

(a)

Fair value approximates the carrying amounts due to the short-term nature.

(b)

Recorded at fair value.  Quoted market prices are used to determine fair value.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

13.    Financial instruments and risk management (continued)

There have been no transfers between levels 1 and 2, no transfers in or out of level 3, or changes in fair value measurements of financial instruments classified as level 3 for the years ended March 31, 2011 and 2010.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

March 31, 2011
Accounts and other receivables -
Currently due	$ 50,497
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired Accounts receivable, related parties	-- 64,000
114,497
Cash Short-term investments	448,109 4,336,906
$ 4,899,512

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the year ended March 31, 2011, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at March 31, 2011, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  During the year ended March 31, 2011, the Company issued 60,463,214 common shares for gross proceeds of $7,607,425, 23,680,143 warrants were exercised for proceeds of $3,464,469 and 420,000 stock options were exercised for proceeds of $50,400.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at March 31, 2011, are summarized as follows:

March 31, 2011
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$ 252,234
In later than 90 days, not later than one year	--
Due to related parties with contractual maturities
Within 90 days or less	194,026
In later than 90 days, not later than one year	--

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

13.    Financial instruments and risk management (continued)

Interest rate risk

The Company has no significant exposure at March 31, 2011, to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	March 31, 2011	March 31, 2010
U.S. Dollars
Cash	241,461	37,494
Accounts payable and accrued liabilities	(182,425)	(357,361)
Mexican Pesos
Cash	36,742	21,288
Value added taxes recoverable	134,228	139,557
Accounts payable and accrued liabilities	(5,038)	(228)

Based on the above net exposures at March 31, 2011, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $5,904 (2010 - $31,682) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $16,593 (2010 – $16,061) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at March 31, 2011.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact the amount of return the Company may realize, but has no impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2011, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

14.    Management of capital

The Company defines capital that it manages as shareholders’ equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

14.    Management of capital (continued)

The Company includes the following items in its managed capital as at the following periods:

	March 31, 2011	March 31, 2010
Shareholders’ equity comprised of:
Share capital Share subscriptions	$ 32,053,685 --	$ 24,596,256 873,475
Warrants	2,922,556	170,613
Contributed surplus	4,035,325	2,276,786
Accumulated other comprehensive loss Deficit	(23,522) (33,801,686)	(27,093) (29,192,869)

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in the light of economic conditions affecting metal markets and the mining industry in particular.  Given the nature of its activities, the Company is dependent on external financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.

There were no changes in the Company’s approach to capital management during the year.

Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

15.   Differences between Canadian and United States generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affect the Company’s consolidated financial statements, are described below, and their effect on the consolidated financial statements is summarized as follows:

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets

	Years ended March 31,
	2011	2010	2009
Loss in accordance with Canadian GAAP	$ (4,608,817)	$ (1,264,902)	$ (2,396,576)
Future tax recovery and net premium to market on issuance of common shares (Note 15 (b)(i))	--	--	(10,108)
Loss in accordance with US GAAP	(4,608,817)	(1,264,902)	(2,406,684)
Comprehensive income (loss) (Note 6)	3,571	1,761	(21,917)
Comprehensive loss under US GAAP	$ (4,605,246)	$ (1,263,141)	$ (2,428,601)
Loss per share US GAAP	$ (0.06)	$ (0.02)	$ (0.05)
Comprehensive loss per share under US GAAP	$ (0.06)	$ (0.02)	$ (0.05)
Weighted average shares outstanding US GAAP	74,757,958	64,681,207	52,370,459

	Years ended March 31,
	2011	2010	2009
Shareholders’ equity (deficiency) per Canadian GAAP	$ 5,186,358	$ (1,302,832)	$ (900,310)
Future tax recovery and net premium to market on issuance of common shares	--	--	(10,108)
Shareholders’ equity (deficiency) - US GAAP	$ 5,186,358	$ (1,302,832)	$ (910,418)

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

15.    Differences between Canadian and United States generally accepted accounting principles (continued)

i)

Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) Topic 320, (formerly Statement of Financial Accounting Standard (“SFAS”) No. 115) requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.  The Company has no held-to maturity debt securities or trading securities.

ii)

United States accounting standards for reporting comprehensive income provide that comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources.  Components of comprehensive income include available for sale investments that are not actively traded on short-term differences in price.  For US GAAP purposes, these holding gains and losses are reported as a separate component of shareholders’ equity until realized.

For Canadian GAAP purposes, the Company adopted CICA Handbook Section 3855, “financial instruments – recognition and measurement”, and Section 1530, “comprehensive income”, during the year ended March 31, 2008.  The transitional provision requires re-measurement of its assets and liabilities classified as available-for-sale, with no adjustment to other comprehensive income at the beginning of the fiscal year.  Amounts previously recognized in income due to a write-down to record the investment at the lower of cost or market do not get reclassified out of deficit and into other comprehensive income, resulting in a temporal difference with US GAAP. This difference will be eliminated once the securities are sold.

(a)

Statements of Cash Flows

	Years ended March 31,
	2011	2010	2009
Cash provided by (used for) operations
Canadian GAAP	$ (3,551,283)	$ (1,035,098)	$ (1,367,971)
US GAAP	(3,551,283)	(1,035,098)	(1,367,971)
Investing Activities
Canadian GAAP	(4,417,605)	(62,416)	(89,198)
Restricted cash	--	--	215,611
US GAAP	(4,417,605)	(62,416)	126,413
Financing Activities
Canadian GAAP and US GAAP	$ 8,188,901	$ 1,140,853	$ 1,628,643

Differences between Canadian and US GAAP, as they may affect the Company’s consolidated financial statements are as follows:

Flow-through shares

In July 2008, the Company issued by way of private placement 1,010,800 FT common shares at $0.25 per share, for gross proceeds of $252,700.  The gross proceeds of this private placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds were expended by December 31, 2009.  As described in note 2 (o) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a FIT liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  The Company received a net premium to market on this issuance of $55,594, which was recorded in share capital as part of the transaction.  For US GAAP purposes, the proceeds of FT share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the FT shares.  A liability is initially recognized for any premium paid by the investors.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

15.    Differences between Canadian and United States generally accepted accounting principles (continued)

In February 2009, the Company renounced the income tax deductions and the Company has recorded a future income tax liability, estimated to be approximately $65,702, and a corresponding reduction of share capital in respect of the FT share financing for Canadian GAAP purposes.  Under US GAAP, the difference between the FIT liability on renunciation and the premium is recorded as a FIT expense.  Under both Canadian and US GAAP, recognition of the liability results in a reduction of previously applied valuation allowance and a corresponding FIT recovery in the consolidated statements of operations.  This will result in a US GAAP adjustment of $10,108 representing the difference between the recovery under Canadian GAAP and the net premium to market on issuance for US GAAP purposes, which was recorded in the year ended March 31, 2009, under US GAAP and allocated to deferred taxes when the FT shares were renounced.

In January 2009, a total of 1,780,000 FT units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000.  Each FT unit consisted of one flow-through common share and one non-transferable non-flow-through share purchase warrant.  A total of $84,550 of this private placement was considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  As described in note 2 (n) to the consolidated financial statements, on issuance of FT common shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a FIT liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.

In February 2010, the Company renounced the income tax deductions and the Company recorded a FIT liability of $21,137, and a corresponding reduction of share capital in respect of the FT share financing for Canadian GAAP purposes.  The shares were not issued at a net premium to market, so under both Canadian and US GAAP, recognition of the liability will result in a reduction of previously applied valuation allowance and a corresponding FIT recovery in the consolidated statements of operations.

Recent US Accounting Pronouncements

The Company transitioned to International Financial Reporting Standards (“IFRS”) on April 1, 2011 and will no longer be required to prepare a reconciliation to US GAAP. Accordingly, the Company has not assessed the impact of adopting recent US accounting pronouncements with an application date of April 1, 2011 or beyond on its financial statements and disclosures.

16.    Subsequent events

Subsequent to March 31, 2011, the Company:

(a)

received $12,000 from the exercise of 100,000 stock options at a price of $0.12 per share.

(b)

received $259,857 from the exercise of 2,598,571 warrants at a price of $0.10 per share.

(c)

granted 2,300,000 stock options to directors, officers and an Investor Relations company to acquire a like amount of shares at $0.16-$0.23 per share for a period of 5 years.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

16.    Subsequent events (continued)

(d)

adopted a Shareholder Rights Plan (the “Plan”)  that was approved by the board of directors.  The Plan, effective as at May 24, 2011, will have an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2014, unless terminated earlier. The Plan may be extended beyond 2014 by further resolution of shareholders at such meeting.  The Plan was subsequently approved by shareholders at the Company's annual general and special meeting of shareholders on June 23, 2011.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2011, 2010 and 2009

(expressed in Canadian dollars, unless otherwise stated)

(Unaudited – prepared by management)

17.  Exploration costs

Year ended March 31, 2011	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2011
Incurred during the period
Assays and analysis	$ --	$ --	$ --	$ 8,827	$ 8,827
Drilling	--	--	--	714,320	714,320
Geological and geophysical	408	68,451	7,078	241,170	317,107
Site activities	172	2,210	178	167,941	170,501
Stock-based compensation	--	--	--	440,824	440,824
Travel and accommodation	--	9,358	--	41,213	50,571
Total Expenses March 31, 2011	$ 580	$ 80,019	$ 7,256	$ 1,614,295	$ 1,702,150

Year ended March 31, 2010	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2010
Incurred during the year
Assays and analysis	$ --	$ --	$ --	$ --	$ 18,842	$ 18,842
Geological and geophysical	2,877	708	2,500	111,818	75,920	193,823
Site activities	21,173	233	315	544	137,714	159,979
Travel and accommodation	460	--	--	30,676	13,277	44,413
Expenditures in year	24,510	941	2,815	143,038	245,753	417,057
Government assistance	--	(20,049)	(17,935)	--	--	(37,984)
Total Expenses (recoveries), March 31, 2010	$ 24,510	$ (19,108)	$ (15,120)	$ 143,038	$ 245,753	$ 379,073

Year ended March 31, 2009	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2009
Incurred during the year
Assays and analysis	$ --	$ --	$ 8,824	$ --	$ 2,842	$ 11,666
Community relations	32,040	--	--	--	--	32,040
Dredging and bulk sampling	112,276	--	--	--	--	112,276
Geological and geophysical	8,623	313	16,308	75,739	174,583	275,566
Site activities	191,578	46	1,003	1,742	147,280	341,649
Stock-based compensation	(3,888)	--	--	--	23,785	19,897
Travel and accommodation	30,955	--	5,456	-	17,239	53,650
Trenching	--	--	13,058	--	--	13,058
Write-off of equipment, net of recoveries	93,187	--	--	--	--	93,187
Total Expenses, March 31, 2009	$ 464,771	$ 359	$ 44,649	$ 77,481	$ 365,729	$ 952,989